Exhibit 99.1

Aesthetic Medical International Reports Third Quarter 2022 Unaudited Financial Results

Shenzhen, China, November 29, 2022 (GLOBE NEWSWIRE) — Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, announced its unaudited financial results for the three months ended September 30, 2022.

Dr. Pengwu Zhou, the Chairman and CEO of the Company, commented, “The third quarter of 2022 was still clouded by the uncertainties arising from the resurgence of COVID-19 pandemic. To mitigate the impacts on people’s daily living and business operations, the country has adjusted its strategy of prevention and control measures, from a broad coverage of a region to a more precise implementation of specific areas with shortened lockdown period. Yet, Shenzhen was placed under lockdown and three of the Group’s treatment centers were forced to close temporarily in September, which affected our customer traffic. As a result, revenue of this quarter slightly decreased by 0.3% year-over-year.”

Dr. Zhou continued, “Since the second quarter of 2022, the Group has also strived to enhance its operating efficiency by introducing streamlined operation procedures, providing staff training opportunities, and inculcating core values in employees to ensure consistent service quality across all centers. We believe that these measures would improve customer experience and in return increase retention rate, laying a strong foundation for future business growth.”

Third Quarter 2022 Financial Highlights1

•	Total revenue was RMB167.0 million (USD23.5 million), a decrease of 0.3% from RMB167.5 million in the third quarter of 2021.

•	Gross profit was RMB86.6 million (USD12.2 million), an increase of 22.5% from RMB70.7 million in the third quarter of 2021.

•	Selling, general and administrative ("SG&A") expenses together were RMB107.0 million (USD15.0 million), a decrease of 22.0% from RMB137.2 million in the third quarter of 2021, and SG&A expenses as a percentage of revenue decreased from 81.9% to 64.1%.

~~•~~	Adjusted loss after tax[2] narrowed to RMB3.7 million (USD0.5 million), compared with a loss of RMB17.2 million in the third quarter of 2021.

•	Adjusted EBITDA[2] was RMB10.6 million (USD1.5 million), rebounded from a loss of RMB30.0 million in the third quarter of 2021.

1 We made certain adjustments to our accounting policies in relation to revenue recognition in response to new uncertainties introduced by the impact of the prolonged COVID-19 pandemic on the marketing and sales initiatives of the treatment centers as well as the customers' consumption behavior. In particular, as most prepaid service packages were sold online without preliminary face-to-face consultations and pre-established treatment plans, it becomes increasingly difficult to estimate or determine the timing of service redemption. As a result, we believe it is prudent to recognize the portion of the prepaid service package fee for which the relevant services haven't been performed as contract liabilities instead of revenue.

Financial results of the third quarter of 2021 presented here have been adjusted to reflect the change in revenue recognition for the purpose of presenting meaningful comparison with the financial results of the third quarter of 2022.

2 Adjusted EBITDA and adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Third Quarter 2022 Operational Highlights

New and repeat customers

	For the Three Months Ended September 30,
	2021*		2022
	Number	% of Total	Number	% of Total	% Change
New Customers	13,989	21.1%	12,685	22.1%	-9.3%
Repeat Customers	52,245	78.9%	44,622	77.9%	-14.6%
Total Active Customers	66,234	100.0%	57,307	100.0%	-13.5%

Note:

*Including data from treatment centers that were divested or ceased operations in 2021

•	As a result of the temporary business suspension of several treatment centers in the third quarter of 2022, the Company recorded a decrease of 13.5% year-on-year in the total active customers.

Number of aesthetic medical treatment cases

	For the Three Months Ended September 30,
	2021*		2022
	Number	% of Total	Number	% of Total	% Change
Energy-based Treatments	94,686	67.2%	107,948	73.2%	+14.0%
Minimally Invasive Aesthetic Treatments	24,025	17.1%	24,860	16.8%	+3.5%
Surgical Treatments	11,677	8.3%	7,360	5.0%	-37.0%
General healthcare services and other aesthetic medical services	10,416	7.4%	7,312	5.0%	-29.8%
Total number of treatment cases	140,804	100.0%	147,480	100.0%	+4.7%

Note:

*Including data from treatment centers that were divested or ceased operations in 2021

•	Despite the mandatory suspension of operations of several treatment centers due to pandemic preventative requirements in the third quarter of 2022, the Company recorded an increase in the number of treatment cases of 4.7% year-on-year, and the number of treatment cases in retained treatment centers increased by 37.0% year-on-year. The increase was primarily driven by the increasing demand for non-surgical aesthetic medical treatments among the young generation as well as the effectiveness of the Company’s newly introduced package promotion.

•	Total number of non-surgical aesthetic medical treatments as a percentage of the total number of aesthetic treatments increased by 5.8 percentage points.

Average spending per customer

•	Average spending per customer increased by 15.2% from RMB2,529 in the third quarter of 2021 to RMB2,915 in the third quarter of 2022, primarily driven by the sales of high-end bio-stimulating fillers such as CureWhite, Ellanse, and Loviselle.

Third Quarter 2022 Unaudited Financial Results

	For the Three Months Ended September 30,
(RMB millions, except per share data and percentages)	2021 [1]	2022	% Change
Revenue	167.5	167.4	-0.3%
Non-surgical aesthetic medical services	89.7	118.9	+32.5%
Minimally invasive aesthetic treatments	45.1	59.5	+31.8%
Energy-based treatments	44.6	59.4	+33.1%
Surgical aesthetic medical services	57.3	33.6	-41.3%
General healthcare services and other aesthetic medical services	20.5	14.6	-29.0%
Gross profit	70.7	86.6	+22.5%
Gross margin	42.2%	51.8%	+9.6p.p.	[3]
(Loss) for the period	(30.3)	(52.4)	N.M.	[5]
(Loss) margin	(18.1)%	(31.4)%	N.M.	[5]
EBITDA[4]	(43.1)	(38.1)	N.M.	[5]
Adjusted EBITDA[4]	(30.0)	10.6	N.M.	[5]
Adjusted EBITDA margin	(17.9)%	6.4%	N.M.	[5]
Adjusted (loss) [4]	(17.2)	(3.7)	N.M.	[5]
Adjusted (loss) margin	(10.2)%	(2.2)%	N.M.	[5]
Basic (loss) per share	(0.22)	(0.60)	N.M.	[5]
Diluted (loss) per share	(0.22)	(0.60)	N.M.	[5]

Notes:

3 p.p. represents percentage points

4 Refer to below “Non-IFRS Financial Measures”

5 N.M. represents not meaningful

Revenue

Total revenue was RMB167.0 million (USD23.5 million), representing a decrease of 0.3% from RMB167.5 million in the third quarter of 2021, primarily attributable to the divestment of underperforming assets in 2021 and the first three quarters of 2022 and the temporary closure of several treatment centers due to the pandemic preventative requirements in the third quarter of 2022.

Cost of sales and services rendered

Cost of sales and services rendered was RMB80.5 million (USD11.3 million), representing a decrease of 16.9% from RMB96.8 million in the third quarter of 2021.

Gross profit

Gross profit was RMB86.6 million (USD12.2 million), representing an increase of 22.5% from RMB70.7 million in the third quarter of 2021. Gross profit margin was 51.8%, an increase of 9.6 percentage points from 41.8% in the third quarter of 2021. The increase was attributable to the implementation of stringent cost control of the aesthetic medical consumables, as well as the value-added service provided by the Group’s professional doctors to enhance the service quality of non-surgical aesthetic medical business.

Selling expenses

Selling expenses were RMB61.5 million (USD8.6 million), representing 36.8% of the Company’s total revenue in the third quarter of 2022, compared with RMB85.1million in the third quarter of 2021, which represented 50.8% of the Company’s total revenue of the third quarter of 2021. Selling expenses as of revenue decreased by 14.0 percentage points year-on-year. The reduction in the selling expenses and its contribution was mainly a result of the Company's strategic shift of marketing focus to a lower-cost online marketing channels, such as private domain customer reach and social media livestreaming, to alleviate the rising customer acquisition costs under the impact of COVID-19 pandemic, as well as the divestment of underperforming assets in 2021 and the first three quarters of 2022.

General and administrative expenses

General and administrative expenses were RMB45.5 million (USD6.4 million), representing a decrease of 12.6% from RMB52.1 million in the third quarter of 2021, primarily due to the divestment of underperforming assets in 2021 and the first three quarters of 2022.

Other gains/(losses), net

Other gains/(losses), net was a loss of RMB10.7 million (USD1.5 million), compared with a loss of RMB2.7 million in the third quarter of 2021, primarily due to the compensation payment for the procurement contract of non-surgical aesthetic products as impacted by the COVID-19 pandemic.

Fair value loss of convertible note

Fair value loss of convertible note was a loss of RMB24.1 million (USD3.4 million), compared with nil in the third quarter of 2021. Pursuant to the exit payment agreement for the convertible note issued to Peak Asia Investment Holdings V Limited (“ADV”) in September 2020, the Company approved and confirmed the issue and allotment of new ordinary shares to ADV upon the exercise of and fulfillment of the terms of the warrant issued to ADV on July 20, 2022 under the Cooperation Agreement (the “ADV Warrant”). The shares to be issued under the ADV Warrant will be such number of Ordinary Shares of the Company equal to USD2,700,000 divided by the USD equivalent (as of the Closing Date under the ADV Warrant) of RMB 4.67 per ordinary share. The ADV Warrant shall be exercisable at any time after the closing of all proposed transactions and until 6:00 PM (Hong Kong time) on December 14, 2024 (inclusive).

Loss for the period

As a result of the foregoing, the Company recorded a loss of RMB52.4 million (USD7.4 million) for the third quarter of 2022, compared with a loss of RMB30.3 million in the third quarter of 2021. Basic and diluted loss per share were both loss of RMB0.60 (loss of USD0.08 per share) in the third quarter of 2022, compared with basic and diluted loss per share of RMB0.22 in the third quarter of 2021.

Certain Non-IFRS items6

EBITDA for the third quarter of 2022 was a loss of RMB38.1 million (USD5.4 million), compared with a loss of RMB43.1 million in the third quarter of 2021.

Adjusted EBITDA for the third quarter of 2022 was RMB10.6 million (USD1.5 million), rebounded from a loss of RMB30.0 million in the third quarter of 2021.

Adjusted loss after tax for the third quarter of 2022 was RMB3.7 million (USD0.5 million), compared with a loss of RMB17.2 million in the third quarter of 2021.

6 EBITDA, adjusted EBITDA and adjusted loss, and are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Cash and cash equivalents

Cash and cash equivalents amounted to RMB20.4 million (USD$2.9 million) as of September 30, 2022, compared with RMB31.9 million as of September 30, 2021.

Liquidity and capital resources

The Company had a net current asset of a loss of RMB378.3 million (USD$53.2 million) as of September 30, 2022, which included current borrowings of RMB178.8 million.

Other Developments

New Marketing Strategy Proven to Be Effective in Promoting Business Growth

During the Period, the Group has continued to adjust its marketing strategy to enhance brand awareness and expand customer outreach while lowering costs. In addition to the private domain channel introduced in the second quarter, the Group started collaboration with key opinions leaders (KOLs) and tapped into livestreaming e-commerce. The campaign was successful and effective in expanding target audience to younger generation who has strong demand in self-care and aesthetic related consumption. This is reflected by a 27.8% year-on-year decrease in selling expenses during the third quarter.

Continued to Strengthen SOP and Training Programs to Enhance Service Quality

The Group has always strived to enhance its service quality to enhance its brand value and to promote repeated customer spendings and customer referral. In the third quarter, it further strengthened the training programs to staff at all levels by equipping them with the latest aesthetic medical market trends, product offerings and the latest standardized operating procedures (SOP). To better evaluate the service quality of all its centers, the Group has engaged mystery shoppers this quarter, of which they will discretely visit each treatment center with a budget of RMB1,000 and provide assessments on user experience for management’s review. As at the date of this report, 25 mystery shoppers’ assessments and feedback have been received. The Group believes these measures can improve service quality of all centers, which support business scalability and sustainable growth in the long run.

Further Divestment of Treatment Centers to Enhance Operating Efficiency

To further improve overall operational efficiency, the Group decided to spin off its underperforming centers and focus on the development in Greater Bay Area. During the period, the Group divested two treatment centers, namely Changsha Peng’ai Aesthetic Medical Hospital and Nanchang Peng’ai Xiuqi Aesthetic Medical Hospital, and expects to receive cash inflows of RMB4.6 million and RMB3.0 million respectively. The Group believes that the transaction allows it to curb the loss and allocate resources for profit-generating treatment centers, improving the Group’s overall profitability while maximizing the interests of all stakeholders going forward.

Exercised Share Option Plan to Reward Key Employees

On July 29, 2022, the Company issued 1,285,196 and 642,597 new ordinary shares to Shengli Family Limited and Mr. Xichun Zhou respectively, representing an aggregate 2.0% of the total number of outstanding ordinary shares, at nil consideration in accordance with the 2019 Performance Incentive Plan proposed in September 2019. The purpose of this share option plan is to recognize contributions made by key employees on the negotiation and execution of the financing with Lafang China Co., Ltd and Hainan Oriental Jiechuang Investment Partnership, as well as to provide an incentive to retain a long-term relationship with the Company under the alignment of interests.

Business Outlook

Despite the government recently released some positive news to ease travel restriction, the Group will continue to closely monitor the macro environment and adjust its operating strategies in a timely manner to prepare for the unexpected.

Looking forward to the near future, the Group will continue to enhance its service quality and product offerings. During the Period, the Group has begun the renovation of the first floor of one of the flagship hospitals, Shenzhen Peng’ai Aesthetic Medical Hospital. It is expected to be completed by the end of this year and the Group believes that the new renovation will provide customers with a better service experience. Leveraging its expertise and extensive resources in surgical aesthetic medical services, the Group will continue to provide value-added service in addition to its non-surgical aesthetic medical services, and provide training to its staff for the offerings of latest service and implement standardized services across all centers. We expect these business practices will enhance the AIH’s core competencies and eventually increase our profitability. Having seen a gradual recovery of the consumer sentiment, the Group is optimistic with its business recovery but at the same time remains prudent in its regular assessment on the performance of its treatment centers and divesting non-performing centers. This includes Shenzhen Miao’yan Aesthetic Medical Clinic with divestment expected to be completed in the upcoming quarters. By adopting the aforementioned strategies, AIH is confident to further improve its brand equity and is committed to becoming a premium, professional and reliable non-surgical aesthetic medical service provider with surgical aesthetic medical expertise and safety practice.

Conference Call Information

The Company will host a conference call to discuss the Company’s financial performance at 7:00 AM Eastern Time (8:00 PM Beijing Time) on November 29, 2022.

All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information

Participants can register for the conference call by navigating to https://s1.c-conf.com/diamondpass/10027158-z2n7df.html. Once preregistration has been completed, participants will receive dial-in numbers and a unique access pin.

To join the conference, simply dial the number you receive after preregistering, followed by your PIN, and you will join the conference instantly.

An archive of the webcast will be available after the conclusion of the call at https://ir.aihgroup.net/ or visit https://edge.media-server.com/mmc/p/oztm9a94.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (USD$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.1135 to USD1.0, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on September 30, 2022.

Non-IFRS Financial Measures

EBITDA represents loss before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude profession fee, share-based payment, compensation for termination of supplier and fair value loss of convertible note.

Adjusted loss represents loss for the period, adjusted to exclude profession fee, share-based payment, compensation for termination of supplier and fair value loss of convertible note.

EBITDA, adjusted EBITDA and adjusted loss are non-IFRS financial measures. You should not consider EBITDA, adjusted EBITDA and adjusted loss as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, adjusted EBITDA and adjusted loss as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates treatment centers that spread across major cities in mainland China, with a major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area in China. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Website: https://ir.aihgroup.net

DLK Advisory Limited

Tel: +852 2857 7101

Email: ir@dlkadvisory.com

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	30 September	30 September	30 September
	2021	2022	2022
	RMB’000	RMB’000	USD’000
ASSETS
Non-current assets
Property, plant and equipment	391,780	361,158	50,771
Intangible assets	59,228	38,942	5,474
Investments accounted for using the equity method	10,154	5,164	726
Prepayments and deposits	28,592	17,187	2,416
Deferred income tax assets	43,929	49,737	6,992
	533,683	472,188	66,801

Current assets
Inventories	36,932	33,356	4,689
Trade receivables	12,893	4,100	576
Other receivables, deposits and prepayments	58,453	38,357	4,970
Amounts due from related parties	6,489	3,562	501
Restricted cash	811	-	-
Cash and cash equivalents	31,936	20,446	2,874
	147,514	99,821	13,611
Total assets	681,197	572,009	80,412

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	469	469	66
Treasury shares	(2,023)	(2,023)	(284)
Accumulated losses	(477,905)	(1,064,524)	(149,648)
Other reserves	491,128	971,738	136,605
	11,669	(94,340)	(13,262)
Non-controlling interests	(61,002)	(30,325)	(4,263)
Total equity	(49,333)	(124,665)	(17,525)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	30 September	30 September	30 September
	2021	2022	2022
	RMB’000	RMB’000	USD$’000
LIABILITIES
Non-current liabilities
Borrowings	58,562	46,458	6,531
Lease liabilities	149,692	109,980	15,461
Convertible note	36,085	62,164	8,739
Deferred income tax liabilities	(14,532)	-	-
Contingent consideration payable	8,607	-	-
	238,414	218,602	30,731

Current liabilities
Trade payables	39,366	47,845	6,726
Accruals, other payables and provisions	76,369	30,073	4,228
Contingent consideration and consideration payable	3,889	6,200	872
Amounts due to related parties	1,099	473	66
Contract liabilities	171,807	175,335	24,648
Borrowings	152,170	178,830	25,140
Lease liabilities	37,364	30,623	4,305
Current income tax liabilities	10,052	8,693	1,222
	492,116	478,072	67,206
Total liabilities	730,530	696,674	97,937
Total equity and liabilities	681,197	572,009	80,412

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	30 September	30 September	30 September
	2021	2022	2022
	RMB’000	RMB’000	USD$’000
Revenue	167,524	167,047	23,483
Cost of sales and services rendered	(96,831)	(80,475)	(11,313)
Gross profit	70,693	86,572	12,170
Selling expenses	(85,143)	(61,483)	(8,643)
General and administrative expenses	(52,078)	(45,535)	(6,401)
Finance costs	(7,815)	(2,289)	(322)
Other gains/(losses), net	(2,721)	(10,654)	(1,498)
Fair value loss of convertible note	-	(24,105)	(3,389)
(Loss)/profit before income tax	(77,064)	(57,494)	(8,082)
Income tax (expense)/credit	46,790	5,083	715
(Loss)/profit for the period	(30,274)	(52,411)	(7,368)

Total comprehensive (loss)/income for the period	(30,274)	(52,411)	(7,368)

(Loss)/profit attributable to:
Owners of the Company	(14,654)	(51,568)	(7,249)
Non-controlling interests	(15,620)	(843)	(119)
(Loss)/profit for the period	(30,274)	(52,411)	(7,368)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	30 September	30 September	30 September
	2021	2022	2022
	RMB’000	RMB’000	USD$’000
(Loss)/earnings per share for (loss)/profit attributable to owners of the Company (in RMB per share)
—Basic	(0.22)	(0.60)	(0.08)
—Diluted	(0.22)	(0.60)	(0.08)

Total comprehensive (loss)/income attributable to:
Owners of the Company	(14,654)	(41,211)	(5,793)
Non-controlling interests	(15,620)	(11,200)	(1,574)
Total comprehensive (loss)/income for the year	(30,274)	(52,411)	(7,367)
EBITDA	(43,057)	(38,136)	(5,361)
Adjusted EBITDA	(29,952)	10,620	1,493
Adjusted (loss)	(17,169)	(3,655)	(514)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

	For the Three Months Ended September 30,
EBITDA and Adjusted EBITDA	2021	2022	2022
	RMB’000	RMB’000	USD$’000
(Loss)/profit before income tax for the period	(77,064)	(57,494)	(8,082)
Adjustments
+ Finance costs	7,815	2,289	322
+ Amortization and depreciation	26,192	17,069	2,399
EBITDA	(43,057)	(38,136)	(5,361)

+ Professional fees	5,017	1,508	212
+ Share-based compensation expense	8,088	14,143	1,988
+ Compensation for termination of supplier	-	9,000	1,265
+ Fair value loss of convertible note	-	24,105	3,389
Adjusted EBITDA	(29,952)	10,620	1,493

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS (CONTINUED)

	For the Three Months Ended September 30,
Adjusted Loss	2021	2022	2022
	RMB’000	RMB’000	USD$’000
Loss for the period	(30,274)	(52,411)	(7,368)
Adjustments
+ Professional fees	5,017	1,508	212
+ Share-based compensation expense	8,088	14,143	1,988
+ Compensation for termination of supplier	-	9,000	1,265
+ Fair value loss of convertible note	-	24,105	3,389
Adjusted loss	(17,169)	(3,655)	(514)